Exhibit 99.1

Enerplus Announces Third Quarter 2020 Results and Preliminary 2021 Outlook

All financial information contained within this news release has been prepared in accordance with U.S. GAAP, except as noted under "Non-GAAP Measures". This news release includes forward-looking statements and information within the meaning of applicable securities laws. Readers are advised to review the "Forward-Looking Information and Statements" at the conclusion of this news release. A full copy of Enerplus' Third Quarter 2020 Financial Statements and MD&A are available on the Company's website at www.enerplus.com, under its SEDAR profile at www.sedar.com and on the EDGAR website at www.sec.gov.

CALGARY, AB, Nov. 6, 2020 /CNW/ - Enerplus Corporation ("Enerplus" or the "Company") (TSX: ERF) (NYSE: ERF) today reported its third quarter 2020 operating and financial results. Cash flow from operating activities for the third quarter was $137.0 million and adjusted funds flow was $83.1 million. Enerplus reported a third quarter net loss of $112.8 million, or $0.51 per share. The Company recognized a $256.8 million non-cash impairment on property, plant and equipment ("PP&E") as a result of the continued market volatility and low commodity price environment. Excluding this impairment and certain other non-cash items, Enerplus' third quarter 2020 adjusted net income was $17.7 million, or $0.08 per share.

HIGHLIGHTS

  Third quarter production was 91,022 BOE per day, including liquids of 52,539 barrels per day
  2020 production guidance was increased to 90,000 to 91,000 BOE per day (from 88,000 to 90,000 BOE per day), including 50,500 to 51,000 barrels per day of liquids (from 49,000 to 50,000 barrels per day) following production outperformance in North Dakota
  Adjusted funds flow of $83.1 million exceeded capital spending in the third quarter, generating free cash flow of $47.8 million, with additional free cash flow forecast in the fourth quarter
  2020 capital spending guidance was reduced to $295 million (from $300 million)
  Reduced operating, general & administrative and transportation cost guidance by a combined $0.45 per BOE
  Maintained low financial leverage; net debt to adjusted funds flow ratio was 1.0 times at quarter-end
  Significant operational flexibility with an inventory of 26 net operated drilled uncompleted wells expected at year-end

"We remain committed to preserving our strong financial position during this period of heightened market uncertainty," said Ian C. Dundas, President and Chief Executive Officer of Enerplus. "Our third quarter results demonstrate this commitment through our focus on reducing costs, maintaining capital discipline and delivering strong operational performance. Looking ahead into 2021, the strength of our balance sheet and our advantaged operational flexibility will help us continue to navigate volatility while positioning the business to generate robust free cash flow in an improving oil price environment."

THIRD QUARTER SUMMARY

Third quarter production was 91,022 BOE per day, an increase of 4% compared to the prior quarter and 15% lower compared to the same period a year ago. Crude oil and natural gas liquids production in the third quarter was 52,539 barrels per day, a 9% increase compared to the prior quarter and 13% lower compared to the same period a year ago. Previously curtailed production was fully restored in the third quarter driving the higher quarter-over-quarter volumes. The lower production compared to the same period in 2019 was due to the reduction in capital activity in 2020.

Enerplus reported adjusted funds flow for the third quarter of 2020 of $83.1 million compared to $175.3 million in the third quarter of 2019. The decrease was primarily due to a combination of lower commodity prices and production volumes.

The Company reported a net loss of $112.8 million in the third quarter of 2020 compared to net income of $65.2 million from the prior year period. The net loss was primarily due to non-cash PP&E impairments of $256.8 million in the third quarter of 2020 as a result of the continued market volatility and low commodity price environment. Excluding the impairment and certain other non-cash items, Enerplus' third quarter 2020 adjusted net income was $17.7 million, or $0.08 per share, compared to adjusted net income of $62 million, or $0.27 per share in the third quarter of 2019.

Enerplus' third quarter 2020 realized Bakken oil price differential was US$5.37 per barrel below WTI, compared to US$3.61 per barrel below WTI in the third quarter of 2019. Third quarter Bakken oil differentials were impacted by uncertainty related to the ongoing legal proceedings regarding the Dakota Access Pipeline.

The Company's realized Marcellus natural gas price differential was US$0.72 per Mcf below NYMEX during the third quarter of 2020 compared to US$0.44 per Mcf below NYMEX in the prior year period. Weaker third quarter differentials were the result of regional storage being near capacity, combined with lower demand due to mild weather.

Enerplus' operating expenses were $7.78 per BOE during the third quarter, compared to $7.06 per BOE during the same period in 2019. The higher year-over-year unit operating expenses were primarily due to lower production volumes and a higher liquids production weighting in the third quarter of 2020.

Exploration and development capital spending totaled $35.3 million in the third quarter. The Company paid $6.7 million in dividends in the quarter.

Enerplus remains in a strong financial position with significant liquidity. At the end of the third quarter the Company had total debt of $513.3 million, cash of $84.5 million and was undrawn on its US$600 million bank credit facility. The Company's net debt to adjusted funds flow ratio was 1.0 times at quarter-end.

Asset Activity
Williston Basin production averaged 48,765 BOE per day (77% crude oil) during the third quarter of 2020, a decrease of 11% compared to the same period in 2019 due to lower capital activity, and 11% higher than the second quarter of 2020, as previously curtailed production was restored. The Company participated in drilling six gross non-operated wells (23% average working interest) and brought one gross non-operated well (40% working interest) on-stream during the third quarter.

Marcellus production averaged 184 MMcf per day during the third quarter of 2020, a decrease of 19% compared to the same period in 2019 and 7% lower than the prior quarter due to reduced capital activity during 2020. The Company participated in drilling 17 gross non-operated wells (9% average working interest) and brought 15 gross non-operated wells (3% average working interest) on production during the third quarter.

Canadian waterflood production averaged 7,726 BOE per day (95% crude oil) during the third quarter of 2020, 16% lower than the third quarter of 2019 due to reduced capital activity, and an increase of 22% compared to the second quarter of 2020, as previously curtailed production was restored. Enerplus brought ten net producer/injector wells at Giltedge onstream during the third quarter.

2020 UPDATED GUIDANCE

Enerplus is increasing its 2020 annual production guidance to 90,000 to 91,000 BOE per day (from 88,000 to 90,000 BOE per day), including 50,500 to 51,000 barrels per day of liquids (from 49,000 to 50,000 barrels per day). The increase is primarily due to the Company's 2020 North Dakota well program outperforming expectations.

The Company is providing fourth quarter 2020 production guidance of 84,000 to 87,000 BOE per day, including 47,000 to 49,000 barrels per day of liquids.

Enerplus reduced its 2020 capital budget to $295 million, from $300 million, driven by strong operational execution in 2020. Capital activity in the fourth quarter primarily relates to four operated well completions in North Dakota along with non-operated drilling and completion activity in North Dakota and the Marcellus. The Company expects to exit 2020 with an inventory of 26 net operated drilled uncompleted wells.

The Company has had continued success reducing its cost structures in 2020. As a result, Enerplus is reducing its guidance for operating expenses to $8.00 per BOE (from $8.25 per BOE), cash general and administrative expenses to $1.35 per BOE (from $1.40 per BOE) and its transportation costs to $4.00 per BOE (from $4.15 per BOE).

Due to the weakness in Marcellus regional natural gas prices during September and October, Enerplus is revising its 2020 Marcellus natural gas price differential outlook to US$0.60 per Mcf below NYMEX, from US$0.45 per Mcf below NYMEX.

Enerplus' guidance for its Bakken oil differential and royalty and production tax rate remain unchanged. The Company's guidance is summarized below.

2020 Guidance
Capital spending	$295 million (from $300 million)
Average annual production	90,000 to 91,000 BOE/day (from 88,000 – 90,000 BOE/day)
Average annual crude oil & natural gas liquids production	50,500 to 51,000 bbls/day (from 49,000 – 50,000 bbls/day)
Average fourth quarter production	84,000 to 87,000 BOE/day
Average fourth quarter crude oil & natural gas liquids production	47,000 to 49,000 bbls/day
Average royalty and production tax rate	26%
Operating expense	$8.00/BOE (from $8.25/BOE)
Transportation expense	$4.00/BOE (from $4.15/BOE)
Cash G&A expense	$1.35/BOE (from $1.40/BOE)

2020 Full-Year Differential/Basis Outlook (1)
U.S. Bakken crude oil differential (compared to WTI crude oil)(2)	US$(5.00)/bbl
Marcellus natural gas sales price differential (compared to NYMEX natural gas)	US$(0.60)/Mcf (from US$(0.45)/Mcf)

(1)	Excluding transportation costs.
(2)	Based on the continued operation of the Dakota Access Pipeline.

2021 PRELIMINARY OUTLOOK

Based on the current commodity price environment, Enerplus expects to execute a maintenance capital budget in 2021, which would see the Company's production remain largely flat to the midpoint of its fourth quarter 2020 guidance at approximately 86,000 BOE per day including 48,000 barrels per day of liquids. Capital spending associated with this outlook is expected to be approximately $300 million. This capital spending outlook includes an allocation to drilling and would support a similar maintenance capital and production profile in 2022.

Enerplus expects this plan to generate free cash flow to fund the dividend at approximately US$40 per barrel WTI and US$3.00 per Mcf NYMEX, while offering more significant free cash flow potential in an improving commodity price environment.

The Company will release its 2021 capital budget and operating plan later in 2020 or in early 2021.

RISK MANAGEMENT

As of November 5, 2020, Enerplus had an average of 21,000 barrels per day of crude oil hedged through financial derivative contracts for the remainder of 2020 and 10,000 barrels per day for the first half of 2021.

For natural gas, Enerplus had 40,000 Mcf per day hedged at a fixed price of US$2.96 per Mcf for the summer of 2021.

	WTI Crude Oil (US$/bbl)(1)(2)		NYMEX Natural Gas (US$/Mcf)
	Oct 1, 2020 –	Jan 1, 2021 –
	Dec 31, 2020	Jun 30, 2021	Apr 1, 2021 – Oct 31, 2021
Put Spreads
Volume (bbls/d)	16,000	—	—
Sold Puts	$ 46.88	—	—
Purchased Puts	$ 57.50	—	—

Three Way Collars
Volume (bbls/d)	5,000	10,000	—
Sold Puts	$ 48.00	$ 32.00	—
Purchased Puts	$ 56.25	$ 40.80	—
Sold Calls	$ 65.00	$ 51.43	—

Swaps
Volume (bbls/d or Mcf/d)	—	—	40,000
Sold Swaps	—	—	$2.96

(1)	All of the sold puts on the put spreads are settled annually at the end of 2020 rather than monthly.
(2)	The total average deferred premium spent on these hedges is US$2.04/bbl from Oct 1, 2020 to December 31, 2020 and US$0.42/bbl from January 1, 2021 to June 30, 2021.

THIRD QUARTER PRODUCTION AND OPERATIONAL SUMMARY TABLES

Average Daily Production(1)

	Three months ended September 30, 2020				Nine months ended September 30, 2020
	Crude Oil (Mbbl/d)	Natural Gas Liquids (Mbbl/d)	Natural gas (MMcf/d)	Total Production (Mboe/d)	Crude Oil (Mbbl/d)	Natural Gas Liquids (Mbbl/d)	Natural gas (MMcf/d)	Total Production (Mboe/d)
Williston Basin	37.5	5.8	33.0	48.8	37.7	4.9	29.7	47.5
Marcellus	-	-	184.3	30.7	-	-	198.9	33.2
Canadian Waterfloods	7.3	-	2.0	7.7	7.0	0.1	2.0	7.4
Other(2)	1.2	0.7	11.6	3.8	1.4	0.7	12.5	4.2
Total	46.1	6.5	230.9	91.0	46.1	5.6	243.1	92.2

(1)	Table may not add due to rounding.
(2)	Comprises DJ Basin and non-core properties in Canada.

Summary of Wells Drilled(1)

	Three months ended September 30, 2020				Nine months ended September 30, 2020
	Operated		Non-Operated		Operated		Non-Operated

	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Williston Basin	-	-	6	1.4	19	18.8	10	2.7
Marcellus	-	-	17	1.5	-	-	47	3.2
Canadian Waterfloods	-	-	-	-	10	10.0	-	-
Other(2)	-	-	-	-	5	4.4	16	0.9
Total	-	-	23	2.9	34	33.2	73	6.8

(1)	Table may not add due to rounding.
(2)	Comprises DJ Basin and non-core properties in Canada.

Summary of Wells Brought On-Stream(1)

	Three months ended September 30, 2020				Nine months ended September 30, 2020
	Operated		Non-Operated		Operated		Non-Operated

	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Williston Basin	-	-	1	0.4	18	15.8	8	2.2
Marcellus	-	-	15	0.4	-	-	35	1.0
Canadian Waterfloods	10	10.0	-	-	10	10.0	-	-
Other(2)	-	-	-	-	2	1.8	1	0.0
Total	10	10.0	16	0.8	30	27.6	44	3.2

(1)	Table may not add due to rounding.
(2)	Comprises DJ Basin and non-core properties in Canada.

Q3 2020 CONFERENCE CALL DETAILS

A conference call hosted by Ian C. Dundas, President and CEO will be held at 9:00 AM MT (11:00 AM ET) today to discuss these results. Details of the conference call are as follows:

Date:	Friday, November 6, 2020
Time:	9:00 AM MT (11:00 AM ET)
Dial-In:	587-880-2171 (Alberta)
1-888-390-0546 (Toll Free)
Conference ID:	44159509
Audiocast:	https://produceredition.webcasts.com/starthere.jsp?ei=1382966&tp_key=bd5166311d

To ensure timely participation in the conference call, callers are encouraged to dial in 15 minutes prior to the start time to register for the event. A telephone replay will be available for 30 days following the conference call and can be accessed at the following numbers:

Replay Dial-In:	1-888-390-0541 (Toll Free)
Replay Passcode:	159509 #

SELECTED FINANCIAL RESULTS	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Financial (CDN$, thousands, except ratios)
Net Income/(Loss)	$(112,753)	$65,181	$(719,200)	$169,423
Adjusted Net Income/(Loss)(1)	17,705	61,969	(2,391)	208,793
Cash Flow from Operating Activities	136,987	159,806	350,286	505,748
Adjusted Funds Flow(1)	83,065	175,277	266,289	530,070
Dividends to Shareholders - Declared	6,676	6,836	20,021	21,032
Total Debt Net of Cash(1)	428,768	521,379	428,768	521,379
Capital Spending	35,345	151,520	239,054	519,521
Property and Land Acquisitions	2,388	13,344	8,060	18,280
Property Divestments	583	(168)	6,098	9,899
Net Debt to Adjusted Funds Flow Ratio(1)	1.0x	0.7x	1.0x	0.7x

Financial per Weighted Average Shares Outstanding
Net Income /(Loss) - Basic	$(0.51)	$0.28	$(3.23)	$0.72
Net Income/(Loss) - Diluted	(0.51)	0.28	(3.23)	0.71
Weighted Average Number of Shares Outstanding (000's) - Basic	222,548	228,908	222,487	234,403
Weighted Average Number of Shares Outstanding (000's) - Diluted	222,548	231,529	222,487	237,399

Selected Financial Results per BOE(2)(3)
Oil & Natural Gas Sales(4)	$28.65	$40.75	$26.95	$43.02
Royalties and Production Taxes	(7.36)	(10.80)	(6.94)	(10.86)
Commodity Derivative Instruments	2.36	0.53	4.21	0.54
Operating Expenses	(7.78)	(7.06)	(7.86)	(7.83)
Transportation Costs	(3.85)	(3.96)	(4.02)	(3.97)
Cash General and Administrative Expenses	(1.40)	(1.19)	(1.33)	(1.32)
Cash Share-Based Compensation	0.09	—	0.09	(0.02)
Interest, Foreign Exchange and Other Expenses	(0.82)	(0.49)	(1.14)	(0.65)
Current Income Tax Recovery	0.02	—	0.57	0.72
Adjusted Funds Flow(1)	$9.91	$17.78	$10.53	$19.63

SELECTED OPERATING RESULTS	Three months ended September 30,		Nine months ended September 30,
	2020	2019	2020	2019
Average Daily Production(3)
Crude Oil (bbls/day)	46,082	55,023	46,098	48,141
Natural Gas Liquids (bbls/day)	6,457	5,098	5,581	4,736
Natural Gas (Mcf/day)	230,895	282,360	243,083	276,063
Total (BOE/day)	91,022	107,181	92,193	98,888

% Crude Oil and Natural Gas Liquids	58%	56%	56%	53%

Average Selling Price (3)(4)
Crude Oil (per bbl)	$46.43	$67.76	$43.21	$69.64
Natural Gas Liquids (per bbl)	10.60	5.97	7.88	13.97
Natural Gas (per Mcf)	1.72	2.13	1.82	3.00

Net Wells Drilled	3	17	40	47

(1)	These non-GAAP measures may not be directly comparable to similar measures presented by other entities. See "Non-GAAP Measures" section in this news release.
(2)	Non-cash amounts have been excluded.
(3)	Based on Company interest production volumes. See "Presentation of Production Information" below.
(4)	Before transportation costs, royalties, and the effects of commodity derivative instruments.

	Three months ended September 30,		Nine months ended September 30,
Average Benchmark Pricing	2020	2019	2020	2019
WTI crude oil (US$/bbl)	$40.93	$56.45	$38.32	$57.06
Brent (ICE) crude oil (US$/bbl)	43.37	62.00	42.53	64.74
NYMEX natural gas – last day (US$/Mcf)	1.98	2.23	1.88	2.67
USD/CDN average exchange rate	1.33	1.32	1.35	1.33

Share Trading Summary	CDN(1) - ERF	U.S.(2) - ERF
For the three months ended September 30, 2020	(CDN$)	(US$)
High	$4.25	$3.19
Low	$2.31	$1.72
Close	$2.44	$1.86

(1)	TSX and other Canadian trading data combined.
(2)	NYSE and other U.S. trading data combined.

2020 Dividends per Share	CDN$	US$(1)
First Quarter Total	$0.03	$0.02
Second Quarter Total	$0.03	$0.02
Third Quarter Total	$0.03	$0.02
Total	$0.09	$0.06

(1)	CDN$ dividends converted at the relevant foreign exchange rate on the payment date.

Currency and Accounting Principles
All amounts in this news release are stated in Canadian dollars unless otherwise specified. All financial information in this news release has been prepared and presented in accordance with U.S. GAAP, except as noted below under "Non-GAAP Measures".

Barrels of Oil Equivalent
This news release also contains references to "BOE" (barrels of oil equivalent). Enerplus has adopted the standard of six thousand cubic feet of natural gas to one barrel of oil (6 Mcf: 1 bbl) when converting natural gas to BOEs. BOEs may be misleading, particularly if used in isolation. The foregoing conversion ratios are based on an energy equivalency conversion method primarily applicable at the burner tip and do not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of oil as compared to natural gas is significantly different from the energy equivalent of 6:1, utilizing a conversion on a 6:1 basis may be misleading.

Presentation of Production Information
Under U.S. GAAP oil and gas sales are generally presented net of royalties and U.S. industry protocol is to present production volumes net of royalties. Under Canadian disclosure requirements and industry practice, oil and gas sales and production volumes are presented on a gross basis before deduction of royalties. All production volumes and oil and gas sales presented herein are reported on a "company interest" basis, before deduction of Crown and other royalties, plus Enerplus' royalty interest.  All references to "liquids" in this news release include light and medium crude oil, heavy oil and tight oil (all together referred to as "crude oil") and natural gas liquids on a combined basis.

FORWARD-LOOKING INFORMATION AND STATEMENTS

This news release contains certain forward-looking information and statements ("forward-looking information") within the meaning of applicable securities laws. The use of any of the words "expect", "anticipate", "continue", "estimate", "guidance", "ongoing", "may", "will", "project", "plans", "budget", "strategy" and similar expressions are intended to identify forward-looking information. In particular, but without limiting the foregoing, this news release contains forward-looking information pertaining to the following: expectations regarding the duration and overall impact of COVID-19, expected capital spending levels in 2020 and impact thereof on our production levels and land holdings, expected production volumes and updated 2020 and fourth quarter production guidance as well as our free cash flow; expected operating strategy in 2020, including the effect of Enerplus' production curtailment on its properties, operations and financial position; the proportion of our anticipated oil and gas production that is hedged and the expected effectiveness of such hedges in protecting our adjusted funds flow; the results from our drilling program and the timing of related production; oil and natural gas prices and differentials, and our commodity risk management program in 2020; expectations regarding our realized oil and natural gas prices; expected operating, transportation and cash G&A costs; expectations regarding our 2021 production and capital spending levels required to achieve that production; potential future non-cash PP&E impairments, as well as relevant factors that may affect such impairment; future debt and working capital levels and net debt to adjusted funds flow ratio and adjusted payout ratio, financial capacity, liquidity and capital resources to fund capital spending, and working capital requirements; expectations regarding our ability to comply with debt covenants under our bank credit facility and outstanding senior notes; Enerplus' costs reduction initiatives and the expected cost savings therefrom in 2020; and the amount of future cash dividends that we may pay to our shareholders.

The forward-looking information contained in this news release reflects several material factors and expectations and assumptions of Enerplus including, without limitation: that we will conduct our operations and achieve results of operations as anticipated; the continued ability to operate the Dakota Access Pipeline and lack of court order restricting its operation; that our development plans will achieve the expected results; that lack of adequate infrastructure and/or low commodity price environment will not result in curtailment of production and/or reduced realized prices beyond our current expectations; current commodity price, differentials and cost assumptions; the general continuance of current or, where applicable, assumed industry conditions; the continuation of assumed tax, royalty and regulatory regimes; the accuracy of the estimates of our reserve and contingent resource volumes; the continued availability of adequate debt and/or equity financing and adjusted funds flow to fund our capital, operating and working capital requirements, and dividend payments as needed; the continued availability and sufficiency of our adjusted funds flow and availability under our bank credit facility to fund our working capital deficiency; our ability to comply with our debt covenants; the availability of third party services; and the extent of our liabilities. In addition, our expected 2020 capital expenditures and operating strategy described in this news release are based on the rest of the year prices and exchange rate of: a WTI price of US$37.24/bbl, a NYMEX price of US$2.82/Mcf, and a USD/CDN exchange rate of 1.33. Enerplus believes the material factors, expectations and assumptions reflected in the forward-looking information are reasonable but no assurance can be given that these factors, expectations and assumptions will prove to be correct. Current conditions, economic and otherwise, render assumptions, although reasonable when made, subject to greater uncertainty.

The forward-looking information included in this news release is not a guarantee of future performance and should not be unduly relied upon. Such information involves known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking information including, without limitation: continued instability, or further deterioration, in global economic and market environment, including from COVID-19; continued low  commodity prices environment or further decline and/or volatility in commodity prices; changes in realized prices of Enerplus' products; changes in the demand for or supply of our products; unanticipated operating results, results from our capital spending activities or production declines; the legal proceedings in connection with the Dakota Access Pipeline; curtailment of our production due to low realized prices or lack of adequate infrastructure; changes in tax or environmental laws, royalty rates or other regulatory matters; changes in our capital plans or by third party operators of our properties; increased debt levels or debt service requirements; inability to comply with debt covenants under our bank credit facility and outstanding senior notes; inaccurate estimation of our oil and gas reserve and contingent resource volumes; limited, unfavourable or a lack of access to capital markets; increased costs; a lack of adequate insurance coverage; the impact of competitors; reliance on industry partners and third party service providers; and certain other risks detailed from time to time in our public disclosure documents (including, without limitation, those risks identified in our interim MD&A, our Annual Information Form, our Annual MD&A and Form 40-F as at December 31, 2019).

The forward-looking information contained in this news release speak only as of the date of this news release. Enerplus does not undertake any obligation to publicly update or revise any forward-looking information contained herein, except as required by applicable laws

NON-GAAP MEASURES

In this news release, we use the terms "adjusted funds flow", "adjusted net income", "free cash flow", "net debt to adjusted funds flow ratio" and "total debt net of cash" as measures to analyze financial and operating performance, leverage and liquidity. "Adjusted funds flow" is calculated as cash flow generated from operating activities but before changes in non-cash operating working capital and asset retirement obligation expenditures. "Adjusted net income" is calculated as net income adjusted for unrealized derivative instrument gain/loss, asset impairment, unrealized foreign exchange gain/loss, the tax effect of these items, goodwill impairment, the impact of statutory changes to the Company's corporate tax rate, and the valuation allowance on our deferred income tax assets. "Free cash flow" is calculated as adjusted funds flow minus capital spending. "Net debt to adjusted funds flow ratio" is calculated as total debt net of cash and cash equivalents, divided by a trailing 12 months of adjusted funds flow. "Total debt net of cash" is calculated as senior notes plus any outstanding bank credit facility balance, minus cash and cash equivalents. Calculation of these terms is described in Enerplus' MD&A under the "Non-GAAP Measures" section.

Enerplus believes that, in addition to net earnings and other measures prescribed by U.S. GAAP, the terms "adjusted funds flow", "net debt to adjusted funds flow", and "total debt net of cash" are useful supplemental measures as they provide an indication of the results generated by Enerplus' principal business activities. However, these measures are not measures recognized by U.S. GAAP and do not have a standardized meaning prescribed by U.S. GAAP. Therefore, these measures, as defined by Enerplus, may not be comparable to similar measures presented by other issuers. For reconciliation of these measures to the most directly comparable measure calculated in accordance with U.S. GAAP, and further information about these measures, see disclosure under "Non-GAAP Measures" in Enerplus' Third Quarter 2020 MD&A.

Electronic copies of Enerplus Corporation's Third Quarter 2020 MD&A and Financial Statements, along with other public information including investor presentations, are available on its website at www.enerplus.com. Shareholders may, upon request, receive a printed copy of the Company's audited financial statements at any time.

Ian C. Dundas
President & Chief Executive Officer
Enerplus Corporation

SOURCE Enerplus Corporation

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%CIK: 0001126874

For further information: Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com

CO: Enerplus Corporation

CNW 06:00e 06-NOV-20